SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reduces Unitary Costs and Achieves Operating Income of
R$191.4mm, with a Margin of 11.1% in the Quarter

Positive and increasing operating income for the seventh consecutive, 82.1% higher year-over-year and 4.1 p.p. up in operating income.

São Paulo, May 5, 2010 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces today its results for the first quarter of 2010 (1Q10). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the first quarter of 2009 (1Q09) and fourth quarter of 2009 (4Q09).

Highlights

• GOL’s operating income (EBIT) jumped by 82.1% year-over-year, to R$191.4mm, accompanied by a margin of 11.1%, 4.1 p.p. wider than in 1Q09 (6.9%) and 3.7 p.p. up on 4Q09 (7.4%). The result reflected growing demand on the domestic and international markets and the expansion of GOL’s competitive advantages: (i) low-cost leader as a result of upturn in aircraft utilization rate; (ii) greater flight frequency between Brazil’s leading airports; (iii) high operating quality indices (punctuality, regularity, safety indicators and differentiated client service); and (iv) growth of the SMILES program, the largest loyalty program in Latin America with more than 6.7mm members and 160 partners.

• Higher aircraft utilization in the quarter was the main driver to the RASK and CASK spread expansion of 55.7% to 1.71 cents (R$), in 1Q10 when compared to the 1.10 cents (R$) posted in 1Q09 and 52.3% more than the 1.13 cents (R$) registered in 4Q09.

• EBITDAR totaled R$405.0mm in 1Q10, with a margin of 23.4%, 12.7% up on the R$359.3mm recorded in 1Q09 (margin of 23.7%) and 39.6% higher than the R$290.1mm reported in the previous quarter.

• The total cash (comprised of cash, cash equivalents and short-term investments) closed the quarter at R$1,496.1mm, 3.8% more than at the end of 2009 and a massive 279.1% higher than in 1Q09. The total cash represented 24.0% of net revenue in the last 12 months.

IR Contacts
Leonardo Pereira
Vice President/CFO and
IR Officer
Rodrigo Alves
Raquel Kim
Mario Liao
Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

Conference Calls
Thursday
May 6, 2010
English
10:00 a.m. (Brazil)
9:00 a.m. (US EST)
Phone: +1 (412) 858-4600
(other countries) or
+1 (800) 860-2442 (USA)
Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Code: 440221#1
Live webcast:
www.voegol.com.br/ir

Portuguese
11:30 a.m. (Brazil)
10:30 a.m. (US EST)
Phone: +55 (11) 2188-0155
Replay: +55 (11) 2188-0155
Code: GOL
Live webcast:
www.voegol.com.br/ri

Highlights (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Net Revenue	1,729.8	1,517.0	14.0%	1,617.6	6.9%
Operating Costs and Expenses	(1,538.4)	(1,411.9)	9.0%	(1,498.5)	2.7%
Operating Income	191.4	105.1	82.1%	119.2	60.6%
Operating Margin	11.1%	6.9%	+4.1 pp	7.4%	+3.7 pp
EBITDAR	405.0	359.3	12.7%	290.1	39.6%
EBITDAR Margin	23.4%	23.7%	-0.3 pp	17.9%	+5.5 pp
Net Income	23.9	61.4	-62.1%	397.8	-94.0%

• GOL improved all its financial ratios compared to 1Q09, including the following highlights:
          • Gross adjusted debt to EBITDAR (LTM) decreased 43.7% to 5.8x in 1Q10, compared to 11.6x in 1Q09 and is 9.4%, versus 6.4x in 4Q09.
          • EBITDA to interest expenses (LTM), jumped 360.0% to 2.3x in 1Q10 versus 0.5x in 1Q09 and 21.1%, compared to 1.9x in 4T09.
          • Total cash to short-term debt, rose 258.8% to 2.7x in 1Q10 compared to 0.7x in 1Q09 and 9.0% higher versus 2.4x recorded in 4Q09.

• On March 18, the Company inaugurated the second expansion phase of its Aircraft Maintenance Center in Confins (state of Minas Gerais), with total capital expenditures of R$65 million. The maintenance center undertakes heavy and preventive maintenance, as well as aircraft painting and the internal configuration of the Company’s total fleet. The Center is a world-class technological complex and the biggest and most advanced in Latin America, increased its total capacity from 60 to 120 aircraft per year.

• GOL signed a new code-share agreement with Delta Air Lines, expanding its international distribution channels, which are an important driver of traffic on GOL’s own route network. The agreement also includes the sharing of mileage programs as of June 2010. As a result, GOL now has five code-share agreements, four of which involving the ten biggest airlines in the works in terms of revenue: AirFrance/KLM, Delta Air Lines, American Airlines and Iberia.

Including the agreement with Delta Air Lines, GOL now has five code-share agreements, four of which involving the ten biggest airlines.

• The Company inaugurated two new destinations in the quarter: São Paulo – Bauru, on the domestic market, and Rio de Janeiro and São Paulo to Punta Cana (Dominican Republic) via Caracas (Venezuela), on the international market. Bauru is the biggest city in the west of São Paulo state and the air route to Congonhas offers the possibility of immediate connections to clients from the entire region with the country’s leading regional business markets. Punta Cana has become an important destination for Brazilians in the Caribbean.

• Continuing with its plan to make things easier for its clients and offer them new opportunities, at the end of March GOL reformulated its fare categories and simplified their structure, always focusing on meeting client needs. At the same time as the Company is facilitating air transport, it is also catering to its entire client spectrum, from those who want greater comfort and additional on-board benefits to those who are always in search of the lowest promotional prices.

• In March 2010, the Company announced a dividend distribution followed immediately by a capital increase in the amount equivalent to the declared dividends. The dividends totaling
R$185.8mm (R$ 0.70 per share) were paid on April 16, 2010, and the capital increase was concluded on April 30, 2010. As a result, 64.1% of the subscription rights were exercised, equivalent to R$119.1mm, almost 100% of which by the controlling shareholder, underlining its confidence in the Company’s strategy.

• GOL continued its organizational development process, designed to fine-tune its corporate government practices, and with its strategic alignment focused on increasing its penetration of the Brazilian air sector. In January 2010, Paulo Kakinoff was elected the fourth independent member of the Board of Directors and, in March 2010, Cláudia Pagnano was announced Market
Vice-President. Both are highly experienced in Brazil’s consumption sector and the Company believes they will make a valuable contribution to the development of its businesses, both from the strategic and operational point of view.

• GOL received four important institutional awards during the first quarter:
      • Best Managed LATAM – 2010 in the Airline category from Euromoney magazine.
      • Deal of the Year 2009, from AirFinance Magazine, published by Institutional Investor, for its US$150mm PDP Facility, announced in December 2009.

      • Best Corporate Governance Practices and Best Investor Relations Website, by Investor Relations Global Rankings 2010 (IRGR), the 12th edition of these awards.

Management Comments

On January 15, 2010, GOL celebrated 9 years of operations, during which it has popularized air transport in Brazil in an intelligent and innovative manner, revolutionizing the market with competitive fares through its low-cost, low-fare model and becoming one of the most profitable airlines worldwide. As a result, we have transported more than 139mm passengers, many of whom first-time fliers, expanding the aviation market in Brazil and Latin America (the GOL effect).

The quarter’s results reflect GOL’s continuous repositioning in the domestic market and the Latin America, driven by demand growth, high-quality pioneering services, intelligent yield management, new code-share agreements, new investments in www.voegol.com, the largest e-commerce platform in Brazil (offering new services to clients), and low operating costs, among other factors.

The Company recorded its highest ever traffic figures in the first quarter, fueled by the growth in Brazilian demand, increased productivity, improved fare management and higher aircraft utilization rates. Yields also increased gradually throughout the quarter, in line with the financial prospects.

As for 2010, “GOL’s year” and the Company’s 10th, the focus will be on continuing to meet client needs, attracting more first-time fliers, business passengers and travelers from Brazil’s emerging middle class, who are increasingly choosing air travel as their favorite means of transportation.

The Company recorded its highest ever traffic figures in the first quarter in addition to a gradual yield increase, in line with the financial prospects.

GOL will continue doing everything possible to develop greater competitive advantages and new partnership and investments that will generate higher revenue streams and increased client satisfaction. The Company will also focus on its successful business units (Voe Fácil, Gollog, and SMILES), which will help generate ancillary revenues and new partners.

Thanks to low costs, innovation, high productivity, punctuality, regularity, and an unwavering client focus, GOL provides safe and intelligent passenger transport, while generating operating profitability, ensuring the preference of its clients, employees and shareholders. These achievements and those in the future would not be possible without the efforts of our employees
(the “Team of Eagles”), to whose hard work and dedication we owe our success.

Constantino de Oliveira Junior, Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance
Domestic Market	1Q10	1Q09	% Chg.	4Q09	% Chg.
ASK - GOL (billion)	9.8	8.1	21.4%	9.4	4.5%
ASK - Industry (billion)	23.8	19.8	20.3%	23.0	3.5%
RPK - GOL (billion)	7.0	5.1	38.4%	7.0	0.9%
RPK - Industry (billion)	17.0	12.6	35.0%	16.6	2.4%
Load Factor - GOL (%)	71.6%	62.8%	+8.8 pp	74.2%	-2.6 pp
Load Factor - Industry (%)	71.6%	63.8%	+7.8 pp	72.4%	-0.8 pp

International Market	1Q10	1Q09	% Chg.	4Q09	% Chg.
ASK - GOL (billion)	1.4	1.5	-7.3%	1.2	13.4%
ASK - Industry (billion)	7.6	7.6	0.3%	7.5	2.1%
RPK - GOL (billion)	1.0	0.7	34.2%	0.8	24.5%
RPK - Industry (billion)	5.8	5.2	12.8%	5.6	4.6%
Load Factor - GOL (%)	73.4%	50.7%	+22.7 pp	66.8%	+6.6 pp
Load Factor - Industry (%)	76.2%	67.7%	+8.5 pp	74.4%	+1.8 pp

Yields

The Company’s net yields increased gradually throughout 1Q10, reaching 19.53 cents (R$), 18.0% down on the 23.8 cents (R$) recorded in 1Q09, due to: (i) lower Dollar and WTI oil price volatiliy despite of increased price per liter in comparison to 1Q09; (ii) the upturn in economic activity and consumer confidence, reflected in increased demand for leisure trips that consequently, generate larger forward bookings; (iii) the industry-wide elimination of commissions paid to travel agents; and (iv) an increase in the average stage length due to the greater number of flights from the South and Southeast to the North and Northeast.

Yields have recorded gradual growth since the beginning of 4Q09, reaching more than 20 cents (R$) in March and April.

In comparison with 4Q09, yields climbed by 8.0%, primarily due to the gradual recovery following the excessively competitive months of September and October 2009.

Despite the year-over-year decline, the RASK and CASK spread has been widening constantly since the beginning of 4Q09, accompanied by growing yields, which reached more than 20 cents (R$) in March and April of 2010.

Domestic Market: Demand

In 1Q10, the industry as a whole recorded demand growth of 35.0% over 1Q09, due to the improved economic scenario in Brazil and Latin America as of the beginning of 2H09, mainly in regard to consumer confidence and lower average fares that stimulated the demand. In comparison with 4Q09, there was a slight 2.4% increase in domestic demand.

GOL’s 1Q10 demand, measured by revenue passenger kilometers (RPK), grew by 38.4% and 0.9%, respectively, over 1Q09 and 4Q09. The hefty year-over-year upturn was fueled by dynamic fare management, encouraging demand from Brazil’s emerging middle class. The Company offered reduced fares for forward bookings, during the high-season months of January and February. This effect was partially offset by March, which was dominated by business segment which generally purchase tickets with less antecedence or has lower price sensitivity and opt for a wider range of benefits (mileage bonus, zero flight rebooking or cancellation charge, etc).

Demand remained virtually flat over 4Q09, mainly due to higher-than-expected passenger volume in October, reflecting lower yields during this period.

 Domestic Market: Supply and Load Factor

Overall domestic-market seat supply, measured by available seat kilometers (ASK) increased by 20.3% year-over-year and 3.5% over 4Q09, while the average load factor stood at 71.6%, 7.8 p.p. above the 63.8% recorded in 1Q09. The upturn in both quarters reflected increased demand for domestic flights, which also pushed up the load factor of the industry's leading airlines.

The Company’s improved domestic-market positioning in relation to the industry as a whole, with more frequent and regular flights between Brazil’s leading airports, contributed to the year-over-year demand increase.

GOL’s capacity increased by 21.4% over 1Q09, mainly due to: (i) growth in the average fleet utilization rate, which moved up from 11.3 block hours/day in 1Q09 to around 13 block hours/day in 1Q10 thanks to healthier demand; (ii) the 2.1% increase in the average stage length; and (iii) the higher share of 737-800 aircraft (with approximately 190 seats) compared to 737-300s and 737-700s (with around 150 seats), which climbed from 33% of the operational fleet in 1Q09 to 45% in 1Q10.

As demand grew almost twice as much as supply, GOL's load factor in 1Q10 reached 71.6%, 8.8 p.p. above the 62.8% reported in 1Q09. Compared to 4Q09, capacity climbed by 4.5%, while the load factor fell by 2.6 p.p. (from 74.2%).

International Market

On the international market, overall demand moved up by 12.8% over 1Q09 and 4.6% over 4Q09, chiefly due to the more favorable economic scenario, with the resumption of economic growth in Brazil and South America, and the interim depreciation of the Dollar against the Real.

Overall supply remained virtually flat, chiefly due to the adverse economic scenario in 1H09, and GOL’s reorganization of its international route network (as analyzed below), leading to an increase in the average load factor in 1Q10, which stood at 76.2%, 8.5 p.p. up on 1Q09 and 1.8 p.p. higher than 4Q09.

In this segment, demand on GOL’s route network climbed by 34.2% year-over-year, due to the same factors that affected the industry as a whole, but primarily a result of the due to the adjustments to the Company's route network, especially: (i) the cancellation of low-profitability flights; (ii) changes in the frequency of flights to Santiago and Bogotá, in order to boost load factors; and (iii) the introduction of new international routes between Brazil and the Caribbean through flights to Aruba, Curaçao and Punta Cana.

At the same time, GOL reduced its international capacity by 7.3% year-over-year due to the repositioning of the network in 2009 in order to improve the profitability of this segment. As a result of this repositioning, the international load factor grew by 22.7 p.p. between 1Q09 (50.7%) and 1Q10 (73.4%). For the same reasons, but chiefly due to greater demand in Caracas thanks to the Aruba and Punta Cana fights in comparison with 4Q09, GOL's international demand increased by 24.5% and its load factor climbed by 6.6 p.p.

GOL´s Operating Data	1Q10	1Q09	% Chg.	4Q09	% Chg.
Revenue Passengers (’000)	7,212	6,133	17.6%	8,381	13.9%
Revenue Passengers Kilometers (RPK) (mm)	8,027	5,821	37.9%	7,771	3.3%
Available Seat Kilometers (ASK) (mm)	11,172	9,548	17.0%	10,592	5.5%
Load Factor	71.8%	61.0%	+10.8pp	73.4%	-1.6pp
Break-Even Load Factor (BELF)	63.9%	56.7%	+7.2pp	68.0%	-4.1pp
Average Aircraft Utilization (Block Hours/Day)	13.0	11.3	14.3%	12.2	6.6%
Average Fare (R$)	219.5	231.8	-5.3%	171.0	28.4%
Yield per Passenger Kilometer (R$ cents)	19.53	23.82	-18.0%	18.08	8.0%
Passenger Revenue per ASK (R$ cents)	14.03	14.52	-3.4%	13.27	5.8%
Operating Revenue per ASK (RASK) (R$ cents)	15.48	15.89	-2.5%	15.27	1.4%
Operating Cost per ASK (CASK) (R$ cents)	13.77	14.79	-6.9%	14.15	-2.7%
Operating Cost, excluding fuel, per ASK (R$ cents)	8.84	10.12	-12.6%	9.88	-10.6%
Departures	72,531	66,224	9.5%	71,187	1.9%
Average Stage Length (km)	895	877	2.1%	894	0.1%
Average Number of Operating Aircraft	107.9	107.3	0.6%	108.7	-0.7%
Fuel consumption (mm litters)	360	306	17.5%	346	4.0%
Full-time equivalent employees at period end	18,235	16,799	8.5%	17,963	1.5%
Average Exchange Rate (1)	1.80	2.31	-22.1%	1.74	3.5%
End of period Exchange Rate (1)	1.78	2.32	-23.1%	1.74	2.3%
Inflation (IGP-M) (2)	2.8%	-0.9%	nm	-0.1%	nm
Inflation (IPCA) (3)	2.1%	1.2%	+0.8pp	1.1%	+1.0pp
WTI (avg. per barrel. US$) (4)	78.88	43.18	82.7%	76.03	3.8%
Gulf Coast Jet Fuel Cost (average per liter. US$) (4)	0.54	0.35	54.4%	0.52	4.5%
Source: (1) Central Bank of Brazil (2) FGV (3) IBGE (4) Bloomberg

Net Revenue

Net revenue totaled R$1,729.8mm in 1Q10, 14.0% up on the R$1,517.0mm recorded in 1Q09, and 6.9% more than the R$1,617.6mm reported in 4Q09, as shown below:

Net Revenue Breakdown (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Net Revenue	1,729.8	1,517.0	14.0%	1,617.6	6.9%
Passenger	1,567.9	1,386.4	13.1%	1,405.1	11.6%
Ancillary	161.9	130.6	24.0%	212.5	-23.8%

First-quarter passenger revenue climbed by 13.1%, from R$1,386.4mm in 1Q09 to R$1,567.9million, thanks to increased demand due to the more favorable economic scenario and the expansion of the Company's competitive advantages, namely: (i) increased frequency between Brazil’s leading airports; (ii) low-cost leadership; (iii) high operating quality indices (punctuality, regularity, client service and safety); and (iv) the growth of SMILES, the largest loyalty program in Latin America, with over 6.7mm clients and 160 partners. This effect was partially offset by the 18.0% reduction in yield, as detailed in the “Operating Performance” section. Passenger revenue increased by 11.6% over the R$1,405.1mm recorded in 4Q09 due to the 8.0% upturn in yield.

Ancillary revenue (cargo, excess baggage, flight rebooking, buy-on-board, part of SMILES revenue, etc.) grew by 24.0% year-over-year, accounting for 9.4% of net revenue, fueled by: (i) increased revenue from cargo services, which have been extended to a larger number of cities; (ii) higher excess baggage revenue; (iii) an upturn in no-show and cancellation fee revenue; and (iv) insurance sales. Ancillary revenue fell by 23.8% over the R$212.5million recorded in 4Q09, mainly due to: (i) the seasonal reduction in cargo services, since this type of transport in Brazil is highly correlated with the business segment, which only begins to gather pace in March; (ii) the decrease in no-show, cancellation, rebooking and refund fees; and (iv) the sale of Boeing 737-300 spare parts worth around R$12mm in 4Q09; these aircraft were withdrawn from the Company’s operational fleet in December.

As a result of all these factors and due to the 17.0% year-over-year capacity increase, RASK (revenue per available seat kilometer) fell by 2.5%, from 15.89 cents (R$) in 1Q09 to 15.48 cents (R$) in 1Q10. In comparison with the 15.27 cents (R$) recorded in 4Q09, RASK increased by 1.4%, since the 5.5% upturn in capacity was only partially offset by the 8.0% rise in yield.

Operating Costs and Expenses

Operating Costs and Expenses (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Aircraft Fuel	(551.0)	(446.1)	23.5%	(451.9)	21.9%
Salaries, Wages and Benefits	(284.4)	(246.4)	15.4%	(299.8)	-5.1%
Aircraft Rent	(149.8)	(217.5)	-31.1%	(144.4)	3.7%
Aircraft Insurance	(13.3)	(18.2)	-27.0%	(11.8)	12.4%
Sales and Marketing	(82.1)	(82.1)	0.1%	(94.1)	-12.7%
Landing Fees	(78.1)	(80.7)	-3.2%	(74.6)	4.7%
Aircraft and Traffic Servicing	(99.1)	(86.4)	14.7%	(103.3)	-4.1%
Maintenance, Materials and Repairs	(137.0)	(123.6)	10.8%	(148.3)	-7.6%
Depreciation and Goodwill Amortization	(63.8)	(36.7)	73.7%	(26.4)	141.1%
Other Operating Expenses	(79.8)	(74.3)	7.3%	(143.8)	-44.5%
Total Operating Expenses	(1,538.4)	(1,411.9)	9.0%	(1,498.5)	2.7%
Total Op. Expenses Ex. Fuel Expenses	(987.4)	(965.9)	2.2%	(1,046.6)	-5.7%

Operating costs totaled R$1,538.4mm in 1Q10, 9.0% up on 1Q09, mainly due to: (i) the increase in operational volume, represented by 8.9% growth in the number of departures and the 14.3% upturn in the average utilization rate; (ii) the reactivation of five Boeing 767-300s for future long-haul charter operations and sub-leasings as of May; (iii) higher aircraft maintenance expenses due to the scheduled return of Boeing 737-300s - during the first quarter of 1Q10, 5 aircraft of this type were returned and 6 will be returned in the next months; and (iv) the change in the way depreciation and amortization are recognized. As a result of these same factors, operating costs increased by 2.7% over 4Q09.

Operating Costs and Expenses per ASK	1Q10	1Q09	% Chg.	4Q09	% Chg.
Aircraft Fuel	(4.93)	(4.67)	5.6%	(4.27)	15.6%
Salaries, Wages and Benefits	(2.55)	(2.58)	-1.4%	(2.83)	-10.0%
Aircraft Rent	(1.34)	(2.28)	-41.1%	(1.36)	-1.7%
Aircraft Insurance	(0.12)	(0.19)	-37.6%	(0.11)	6.6%
Sales and Marketing	(0.74)	(0.86)	-14.5%	(0.89)	-17.2%
Landing Fees	(0.70)	(0.84)	-17.3%	(0.70)	-0.8%
Aircraft and Traffic Servicing	(0.89)	(0.90)	-2.0%	(0.98)	-9.1%
Maintenance, Materials and Repairs	(1.23)	(1.29)	-5.3%	(1.40)	-12.4%
Depreciation and Goodwill Amortization	(0.57)	(0.38)	48.5%	(0.25)	128.6%
Other Operating Expenses	(0.71)	(0.78)	-8.3%	(1.36)	-47.4%
Total Operating Expenses	(13.77)	(14.79)	-6.9%	(14.15)	-2.7%
Total Op. Expenses Ex. Fuel Expenses	(8.84)	(10.12)	-12.6%	(9.88)	-10.6%

* CASK = operating costs and expenses divided by ASK, expressed in cents (R$).

Operating costs per ASK (CASK) amounted to 13.77 cents (R$) in 1Q10, a 6.9% reduction over the 14.79 cents (R$) recorded in 1Q09, due to the 17.0% increase in capacity, in turn fueled by the 14.3% upturn in aircraft utilization (from 11.3 in 1Q09 to 13.0 block hours/day in 1Q10) thanks to increased sector demand, and the 2.1% increase in the average stage length from 877km in 1Q09 to 895km in 1Q10. In comparison with the previous quarter, CASK fell by 2.7%, due to the 5.5% capacity upturn resulting from the 6.6% rise in average aircraft utilization.

CASK excluding fuel expenses (CASK ex-fuel) totaled 8.84 cents (R$), 12.6% down on the 10.12 cents (R$) recorded in 1Q09, due to the same factors mentioned above. The 10.6% decline over 4Q09 was due to greater aircraft utilization and the absence of the non-recurring expenses which impacted 4Q09 operating costs by around R$73mm.

Aircraft fuel costs totaled R$550.9mm, 24.5% up on 1Q09, chiefly due to the 82.7% increase in the cost of WTI jet fuel, offset by the 22.1% decline in the average exchange rate.

In comparison with the previous quarter, these costs increased by 21.9%, due to the sharp upturn in period demand, which pushed up fuel consumption and the number of flight hours. Additionally, 4Q09 benefited from the R$12.7mm gain from the effectiveness of WTI hedge operations and the reversal of R$29.3mm in provisions for fuel costs. In per-ASK terms, these expenses grew by 5.6% over 1Q09 and 15.6% over the previous three months.

Salaries, wages and benefits increased by 15.4%, from R$246.4mm in 4Q09 to R$284.4mm in 1Q10, due to the 6% pay rise approved in December 2009 and the 8.5% increase in the workforce in order to keep pace with the growth of approximately 18% in the number of passengers transported, which demands a higher number of employees in the operational areas.

In comparison to 4Q09, salaries, wages and benefits fell by 5.1% due to the lack of provisions for profit sharing in the first quarter since the Company’s targets for 2010 will only be established in 2Q10. In per-ASK terms, these expenses fell by 1.4% over 1Q09 and 10.0% over the previous three months.

Aircraft leasing costs totaled R$149.8mm, 31.1% down on the R$246.4mm recorded in 1Q09, which, despite the larger number of aircraft in the year-over-year comparison, was offset by the 22.1% fall in the average exchange rate between the two periods and the higher number of aircraft under financial leasing (35 of the total fleet, versus 25 in 1Q09).

Compared to 4Q09, leasing costs climbed by 3.7%, chiefly as a result of the average 3.5% appreciation of the Dollar against the Real. In per-ASK terms, leasing expenses fell by 41.1% over 1Q09 and 1.7% over 4Q09.

Aircraft insurance fell by 27.0%, from R$18.2mm in 1Q09, to R$13.3mm in 1Q10, due to the 22.1% depreciation of the Real against the Dollar between the policy renewal dates, given that these contracts are executed in foreign currency, despite the interim increase in the fleet from 120 to 126 aircraft.

In comparison to 4Q09, there was a 12.4% upturn mainly due to the period appreciation of the Dollar against the Real. In per-ASK terms, these costs fell by 37.6% year-over-year and increased by 6.6% quarter-over-quarter.

Sales and marketing expenses remained virtually flat at R$82.1mm in 1Q09 and 1Q10, due to the elimination of ticket sales commissions for travel agents as of the beginning of February 2010, partially offset by higher commissions paid to credit card administrators as a result of the increase in direct sales to the detriment of agency sales.

In relation to 4Q09, there was a reduction of 14.5% due to the decline in allowances for doubtful accounts thanks to internal efforts to reduce losses and the resumption of economic growth and consumer confidence. In per-ASK terms, sales and marketing expenses fell by 17.2% year-over-year and by 0.8% over 4Q09.

Landing fees totaled R$78.1mm in 1Q10, 3.2% down on the R$80.7mm recorded in 1Q09, due to fewer international departures and the impact caused by the 22.1% depreciation of the Dollar. Compared to 4Q09, these fees climbed by 4.7% as a result of the 1.9% increase in departures and the 3.5% rise in the average exchange rate. In per-ASK terms, they fell by 17.3% over 1Q09 and by 0.8% over 4Q09.

Aircraft and traffic servicing expenses totaled R$99.0mm in 1Q10, 14.6% up on 1Q09, due to the increase in operational services, generating higher collection, delivery and handling expenses as a result of increased arrivals and departures. In comparison to 4Q09, these expenses fell by 4.2%. In per-ASK terms, they fell by 2.0% over 1Q09 and 9.1% over 4Q09.

Maintenance, materials and repairs came to R$137.0 million, 10.8% up on the R$123.6mm recorded in 1Q09, due to (i) R$34mm from the final stage of the fleet renovation and unification program, with the replacement of 11 737-300s aircrafts by 737-800 and 700NGs; and difference due to (ii) the concentration of maintenance of 13 engine during the high season and (iii) costs due to the reactivation of five 767-300s during the quarter due to growing demand for long-haul intercontinental charter flights. In relation to 4Q09, maintenance costs declined by 7.6%, due to higher expenses from engine maintenance at year-end (4Q09), also due to seasonality. In per-ASK terms, these expenses fell by 5.3% year-over-year and by 12.4% over 4Q09.

Depreciation expenses totaled R$63.8million, 73.7% up on the R$36.7mm reported in 1Q09 and a hefty 141.1% more than the R$26.4mm recorded in the previous three months. In both cases, the increase was due to the higher number of aircraft under financial leasing, which pushed up expenses in the depreciation line. In addition, the Company promoted a change in the depreciation estimate for the cost of engine maintenance. Consequently, the cost of engines maintenance under financial leasing now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years.

This change was realized based on a technical study, aiming to better reflect the maintenance cycles of aircraft under financial leasing in its financial statements, in compliance with IAS 16 (“Fixed Assets”) standards. As a result, as of 2010 the depreciation line will reflect higher amounts than in 2009, while the maintenance line will present a gradual reduction and less variation between the quarters as of 2011 and 2012, when the first engines registered under financial leasing will be subjected to more thorough maintenance, enabling them to be treated as investments.

In per-ASK terms, depreciation expenses grew by 48.5% over 1Q09 and 128.6% over 4Q09.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and, general and administrative expenses) totaled R$79.8mm in 1Q10, 7.3% up on 1Q09, due to higher travel and accommodation expenses, in turn caused by greater demand as a result of the improved economic scenario thanks to the resumption of economic growth in Brazil and South America, and the increased number of destinations, in turn pushing up the number of 1Q10 arrivals and departures by 9.5%. In comparison with 4Q09, these expenses fell by 44.5% due to non-recurring expenses of R$39mm from the implementation of systems and adherence to the Federal Tax Payment Program (REFIS) in 4Q09.

In per-ASK terms, other operating expenses fell by 8.3% over 1Q09 and 47.4% over the previous quarter.

Operating Result*
Operating Results (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
EBIT	191.4	105.1	82.1%	119.2	60.6%
Margin	11.1%	6.9%	+4.1 pp	7.4%	+3.7 pp
per ASK	1.71	1.10	55.7%	1.13	52.3%
EBITDA	255.2	141.8	80.0%	145.6	75.2%
Margin	14.8%	9.3%	+5.4 pp	9.0%	+5.8 pp
per ASK	2.28	1.48	53.8%	1.37	66.1%
EBITDAR	405.0	359.3	12.7%	290.1	39.6%
Margin	23.4%	23.7%	-0.3 pp	17.9%	+5.5 pp
per ASK	3.63	3.76	-3.7%	2.74	32.4%

The 1Q10 operating margin stood at 11.1%, 4.1 p.p. above the 6.9% recorded in 1Q09 and 3.7 p.p. higher than the 7.4% reported in 4Q09. GOL’s operating result was positive for the seventh consecutive quarter and its highest since 1Q07, underlining its unceasing commitment to its shareholders and the likelihood of achieving a double-digit operating margin in 2010.

The upturn in GOL’s operating result in the quarter was mainly due to the increase in aircraft utilization rate from 11.3 block hours per day in 1Q09 to 13.0 block hours per day in 1Q10. As result of higher productivity and consequently, fixed costs dilution, the RASK and CASK spread widened to 1.71 cents (R$), 55.7% higher than the 1.10 cents (R$) posted in 1Q09 and 52.3% more than the 1.13 cents (R$) registered in 4Q09.

As result of higher productivity and consequently, fixed costs dilution, the RASK and CASK spread grew by 55.7% compared to 1Q09.

EBITDAR totaled R$405.0mm, with a margin of 23.4%, 0.3 p.p. below the 23.7% recorded in 1Q09 (on EBITDAR of R$359.3mm) and 5.5 p.p. higher than the 17.9% reported in 4Q09 (on EBITDAR of R$290.1mm).

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Hedge Results (R$MM) 1Q10	WTI	Foreign Exchange	Interest Rate	Total
Effective	-	0.9	(0.8)	0.1
Ineffective	(13.6)	(2.3)	-	(15.9)
Not designed to hedge	-	-	(1.1)	(1.1)
Total	(13.6)	(1.4)	(1.9)	(16.9)
OCI (net of taxes)	0.9	(1.3)	(0.6)	(1.0)

*OCI (other comprehensive income) differs from net income and generally comprises unrealized gains or losses from a variety of sources, including securities classified as available for sale and derivative operations classified as cash flow hedges or net foreign investment hedges.

In the first quarter of 2010, the Company recognized a net loss from hedge operations of R$16.9mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$ 9.8mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI) derivative contracts represented losses of R$13.6mm in the quarter.

________________________________________
* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-GAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies
The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

 Of this total, losses of R$3.2mm from contracts maturing in 1Q10 (accrual basis), and losses of R$10.4mm from contracts maturing in the future, but which were booked in advance under the financial result, were considered ineffective.

Foreign exchange: net loss of R$1.4mm, of which gains of R$0.9mm were considered effective and booked pro-rata in the operating expenses lines (leasing, fuel, insurance, etc) and losses of R$2.3mm were considered ineffective and recognized as financial expenses.

Interest: net loss of R$1.9mm, of which losses of R$0.8mm were considered effective and booked under the financial result, and losses of R$1.1mm from non-hedge derivatives were booked as financial expenses.

Hedge Operations – Mark-to-Market Value	2Q10	3Q10	4Q10	1Q11	Total
Fuel
Notional Volume in Barrels ('000)	1,486	941	572	264	3,263
Notional Volume in Liters ('000)	236,244	149,600	90,937	41,971	518,752
Price per Barrel (US$) *	85.62	91.57	93.98	90.61	89.21
Mark-to-Market Value (R$MM) **	226.6	153.5	95.7	42.6	518.4
Foreign Exchange
Notional Value in US$ MM	120,000	-	-	-	120,000
Agreements Average Exchange Rate	1.8941	-	-	-	1.8941
Total in R$MM	227.3	-	-	-	227.3

* Weighted average between derivative strikes.
** On 03/31/2010, the exchange rate was R$1.7810 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board, an external consultant, and senior executives. The committee meets quarterly and sets 12 month targets on a rolling basis, on which management builds its hedge positions. The committee can also meet extraordinarily if any of its members calls a meeting.

All the financial instruments used for hedging purposes in this quarter, consist of WTI or Dollar call options, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

Net Financial Result

The 1Q10 net financial result was an expense of R$133.7mm, versus an expense of R$12.9mm in 1Q09 and a expense of R$72.7mm in 4Q09.

Financial Result (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Interest Expenses	(79.3)	(80.0)	-0.9%	(74.7)	6.1%
Finance Leases	(22.9)	(26.3)	-13.0%	(19.5)	17.2%
Other Interest Expenses	(56.4)	(53.7)	5.1%	(55.2)	2.2%
Capitalized Interest	2.6	1.4	82.4%	1.7	55.1%
Exchange Variation	(59.0)	86.1	nm	12.7	nm
Interest and Investment Income	22.4	8.8	154.1%	21.6	3.5%
Hedge Results	(17.8)	(29.7)	-40.1%	3.6	nm
Other financial revenues (expenses)	(2.7)	0.5	nm	(37.7)	-92.9%
Net Financial Results	(133.7)	(12.9)	939.7%	(72.7)	83.9%

Interest expenses remained virtually flat, with a slight year-over-year decline of 0.9%, primarily due to the impact of the 22.1% depreciation of the Dollar (which fell from R$2.32, in 1Q09, to R$1.78 in 1Q10) on interest payments on the foreign-currency debt, which closed 1Q10 at R$2,566.1mm, or 79.2% of the total debt, offset by the greater foreign-currency exposure in 1Q09, when foreign-currency debt accounted for 96.6% of total gross debt. In comparison with 4Q09, however, these expenses increased by 6.1%, due to the period appreciation of the Dollar.

The exchange variation generated an expense of R$59.0mm, chiefly due to the impact of the 2.3% appreciation of the Dollar on the Company’s foreign-currency debt (79.2% of its total debt), versus revenue of R$86.1mm in 1Q09 due to the the increase in the Company’s indebtedness and foreign-currency financings (96.6% of the Company’s debt) and a gain of R$12.7mm in 4Q09 (81.3% of the Company’s debt).

Interest and investment income was positive by R$22.4mm in 1Q10, 154.1% up on the R$8.8mm recorded in 1Q09 and 3.5% more than the R$21.6mm reported in 4Q09, chiefly due to the increase in the Company’s cash position and the resulting financial gains from investing this cash.

Other financial expenses totaled R$2.7million, versus a positive R$0.5 million in 1Q09. In comparison with 4Q09, there was a reduction of 92.9%, due to the recognition, in the previous quarter, of non-recurring expenses of R$27mm in IOF (financial operations tax), related to the Federal Tax Payment Program (REFIS), as mentioned in the 4Q09 release.

Income Tax

Income tax (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Current Income Tax	(32.4)	(2.8)	1,076.7%	(0.6)	nm
Deferred Income Tax	(5.2)	(28.0)	-95.3%	352.0	nm
Income Tax	(33.8)	(30.8)	9.6%	351.4	nm

Total 1Q10 income tax was an expense of R$36.4mm, versus an expense of R$33.8mm in 1Q09 and a benefit of R$351.4mm in 4Q09, and was chiefly due to the recognition of current income tax expenses of R$32.4mm based on 1Q10 taxable income, partially offset by deferred taxes on temporary differences and tax credits.

Net Income

GOL posted 1Q10 net income of R$23.9mm, with a net margin of 1.4%, versus R$61.4mm in 1Q09 and R$397.8mm in 4Q09. The reduction was due to: (i) the average 3.5% appreciation of the Dollar against the Real, which generated exchange variation expenses on foreign-currency-denominated liabilities; and (ii) the recognition of income tax and social contribution on net income as a result of taxable income during the quarter.

Liquidity and Indebtedness

Total Liquidity (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
In Reais	1,814.1	721.2	151.5%	1,961.0	-7.5%
Total Cash	1,496.1	394.6	279.1%	1,441.7	3.8%
Short-term Receivables	318.0	326.6	-2.6%	519.3	-38.8%
Total Liquidity	1,814.1	721.2	151.5%	1,961.0	-7.5%

The total cash (comprised of cash, cash equivalents and short-term investments) closed the quarter at R$1,496.1mm (cash balance of R$1,439.1mm, plus R$37.8mm in immediate liquidity assets and R$19.2mm in restricted cash), equivalent to 24.0% of net revenue in the last 12 months and 2.7x of next 12 months obligations, 5.6% up on the end of 2009 and a massive 279.1% more than in 1Q09. GOL has maintained its commitment to keeping cash and cash equivalents above 20% of net revenue in the last 12 months intentioning increase to 25% at the final of 2010.

These cash generating in this period was partially offset by outflow of approximately R$231mm, due to: (i) payment of a R$111mm PDP Facility I that matured in February 2010; (ii) investments in fixed assets (net of the PDP Facility) of around R$110mm; and (iii) the difference due to the cash effect of losses from hedge operations in the first quarter of 2010 (as described in “Hedge Result” section).

Short-term receivables include flight sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. In 1Q10, these receivables totaled R$318.0mm, 38.8% down on the R$519.3mm recorded in the previous three months, due to the reduction in sales volume (forward bookings effect) at the end of the January high season, which is reflected in lower receivables, since ticket purchases with credit cards can be paid in up to five installments without interest as of November.

Commitments (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Aircraft Financing	1,803.0	2,210.4	-71.5%	1,800.8	-38.3%
Finance Leases	1,670.4	1,532.9	9.0%	1,557.4	7.3%
PDP Facility	132.6	677.5	-80.4%	243.4	-45.5%
Loans and Financings	1,408.4	1,087.7	29.5%	1,313.1	7.3%
Loans and Financings (ex-perpetual notes)	1,090.9	676.7	61.2%	1,003.0	8.8%
Perpetual Notes	317.5	411.0	-22.7%	310.1	2.4%
Interest	24.7	32.6	-24.2%	19.9	24.1%
Gross Debt	3,236.1	3,330.7	-2.8%	3,133.8	3.3%
Operating Leases Payable* (off-balance)	2,585.4	3,525.1	-26.7%	2,498.6	3.5%
Total Commitments	5,821.5	6,855.8	-15.1%	5,632.4	3.4%

* the sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.

On March 31, 2010, total loans and financings came to R$3,236.1mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 7.3 years and an average rate of 10.8% for local-currency debt and 5.8% for Dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$2,918.6mm, 3.4% up on 4Q09 due to the extension of working capital lines of R$185mm and the increase in financial leases due to the arrival of two aircraft, offset by the payment of the R$111mm PDP Facility I that matured in February 2010.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2010 and 2021 (based on March 31), came to R$5,821.5mm, 3.4% up on 4Q09 mainly as a result of the 2.3% period appreciation of the Dollar against the Real, and 15.2% down on 1Q09, chiefly due to the R$23.1% period appreciation of the Real against the Dollar.

Aircraft Financing (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Short-Term (in Foreign Currency)	278.4	834.0	-66.6%	380.1	-26.8%
PDP Facility	132.6	677.5	-80.4%	243.4	-45.5%
Finance Leases	145.8	156.5	-6.8%	136.7	6.7%
Long-Term (in Foreign Currency)	1,524.6	1,376.4	10.8%	1,420.7	7.3%
Finance Leases	1,524.6	1,376.4	10.8%	1,420.7	7.3%
Total Aircraft Financing	1,803.0	2,210.4	-18.4%	1,800.8	0.1%

Also on March 31, 2010, aircraft acquisition financing totaled R$1,803.0mm, comprising a credit line for the prepayment of aircraft acquisitions (PDP Facility II), amounting to R$132.6mm, contracted at the end of December 2009 in the amount of US$106mm and which is being used for the prepayment of all seven aircraft due for delivery in 2010. These lines are already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank. Financial leasing operations, which totaled R$1,670.4mm, are financial obligations paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, also backed by the U.S. Ex-Im Bank. Compared to 4Q09, there was a 7.3% increase due to the arrival of two Boeing 737-800s classified as financial leasing.

Financial Debt (R$MM)	2010	2011	2012	2013	2014	> 2014	Total
In Local Currency	208.6	117.3	117.9	112.3	100.8	12.6	669.4
Working Capital	185.0	-	-	-	-	-	185.0
BDMG I and II	2.9	3.3	3.3	6.1	4.0	12.6	32.2
BNDES	14.3	10.8	8.4	-	-	-	33.5
BNDES-Safra	6.3	9.5	12.7	12.7	3.2	-	44.4
Debentures	-	93.7	93.5	93.5	93.6	-	374.3
In Foreign Currency	51.7	-	-	-	-	369.8	421.5
IFC	51.7	-	-	-	-	-	51.7
Senior Notes	-	-	-	-	-	369.8	369.8
Total	260.2	117.3	117.9	112.3	100.8	382.3	1,090.9

Financial Ratios	1Q10	1Q09	% Chg.	4Q09	% Chg.
% of Gross Debt in Foreign Currency	79.2%	96.6%	-17.4 pp	81.3%	-2.0 pp
Net Debt (R$MM)	1,740.0	2,936.2	-40.7%	1,692.2	2.8%
Net Debt Excl. PDP and Perpetual Notes (R$MM)	1,289.9	1,847.6	-30.2%	1,138.7	13.3%
Net Financial Commitments (R$MM)	4,325.4	6,461.2	-33.1%	4,190.8	3.2%
Adjusted Gross Debt2 (R$MM)	7,317.2	9,257.9	-21.0%	7,688.6	-4.8%
Adjusted Net Debt (R$MM)	5,821.1	8,863.2	-34.3%	6,247.0	-6.8%
Adjusted Gross Debt2/ EBITDAR*	5.9	11.6	-49.1%	6.4	-7.8%
Adjusted Gross Debt2/ EBITDAR + Fin. Revenue.*	5.3	10.1	-47.5%	5.6	-5.4%
Adjusted Net Debt3 / EBITDAR*	4.6	11.1	-58.6%	5.2	-11.5%
Adjusted Net Debt2 / EBITDAR + Fin. Revenue*	4.2	9.7	-56.7%	4.5	-6.7%
Adj. Gross Debt2 / Adj. Capitalization (book value)	0.7	0.9	-22.2%	0.7	0.0%
Adj. Gross Debt2 Adj. Capitalization (market) 3	0.5	0.8	-37.5%	0.6	-28.6%
EBITDA / Financial Expenses*	2.4	0.5	380.0%	1.9	26.3%
Net Financial Commitments */EBITDAR*	3.5	8.1	-56.8%	3.5	-0.1%
Cash / Net Revenue (LTM)	24.0%	6.2%	+17.7pp	23.9%	+0.1pp

1Financial commitments(gross debt + operational leasing contracts, in accordance with note 25 of the financial statements) less cash and cash equivalents and short-term financial investments
2 Gross debt + LTM operational leasing expenses x 7
3 Adjusted gross debt less cash and cash equivalents and short-term financial investments
3 Price of R$ 22.30 per share

Loans and Financings (R$MM)	1Q10	1Q09	% Chg.	4Q09	% Chg.
Short-Term	563.5	948.0	-40.6%	591.7	-4.7%
In Reais	211.1	68.6	207.9%	180.5	17.1%
Working Capital	193.7	50.0	287.4%	160.0	21.1%
BNDES	14.4	14.2	1.2%	14.4	0.00%
BNDES-Safra	6.3	-	nm	-	nm
BDMG	2.9	2.8	4.5%	2.8	4.5%
Debentures	-	-	nm	-	nm
Interest	-	1.6	nm	3.3	nm
In Foreign Currency	351.5	879.4	-60.0%	411.0	-14.5%
PDP Facility	134.4	677.5	-80.2%	243.4	-44.8%
IFC Loan	51.8	14.5	258.1%	14.5	257.1%
Finance Leases	143.3	156.5	-8.4%	136.7	4.9%
Interest	22.6	31.0	-27.2%	16.4	29.5%
Long-Term	2,355.1	1,971.7	19.4%	2,232.1	5.5%
In Reais	416.1	45.1	822.5%	406.8	2.3%
BNDES	19.1	33.1	-42.2%	22.7	-15.8%
BNDES-Safra	38.1	-	nm	-	nm
BDMG	9.4	12.0	-22.1%	10.1	-6.9%
BDMG II	19.8	-	nm	-	nm
Debentures	367.6	-	nm	374.0	nm
In Foreign Currency	1,894.4	1,926.6	-1.7%	1,825.3	3.8%
IFC Loan	-	72.4	nm	43.5	nm
Finance Leases	1,524.6	1,376.4	10.8%	1,420.7	7.3%
Senior Notes	369.8	477.9	-22.6%	361.0	2.4%
Gross Debt, ex-Perpetual Notes	2,918.6	2,919.7	0.0%	2,823.8	3.4%
Perpetual Notes	317.5	411.0	-22.8%	310.1	2.4%
Gross Debt	3,236.1	3,330.7	-2.8%	3,133.9	3.3%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company is continuing with its plan to replace its Boeing 737-300 and 767-300 aircraft with 737-800NGs and 737-700NGs for operations on short- and medium-haul domestic and international routes.

As of March 31, 2010, GOL closed the quarter with 108 operational aircraft, with an average age of 5.8 years. During this quarter, GOL took delivery of five Boeing 737-800NG SFPs to replace five Boeing 737-300s and three Boeing 737-800s.

By its six B737-700 and B737-800 aircraft which were excluded from its operational fleet, but still considered in the total fleet, there were three in return process and the balance allocated as a spare or in maintenance. From six B767-300/200 aircraft, one of them is sub-leased for a U.S. Company and another sub-leased (wet-lease) for a Brazilian Company for flights between Brazil and Angola. The fleet is currently 100% leased on a combination of financial and operating leases.

Operating Fleet	Seats*	1Q10	1Q09	# Chg.	4Q09	# Chg.
B737-300	141	-	8	(8)	3	(3)
B737-700 NG	144	42	41	1	43	(1)
B737-800 NG	177	17	23	(6)	18	(1)
B737-800 NG SFP	187	49	35	14	44	5
Sub Total*	18.029	108	107	1	108	-
Non-Operating Fleet	Seats*	1Q10	1Q09	# Chg.	4Q09	# Chg.
B737-300	141	6	7	(1)	8	(2)
B737-700 NG	144	1	-	1	-	1
B737-800 NG	177	4	-	4	5	(1)
B737-800 NG SFP	187	1	-	1	-	1
B767-300 ER**	218	6	6	-	6	-
Sub Total*	3.321	18	13	5	19	(1)
Total	21.350	126	120	6	127	(1)

* Total no. of seats in 1Q10. ** one aircraft is subleased for 36 months and the other is flying charter flights between São Paulo and Cancún (Mexico) for a tour operator.

From a total of 126 aircraft, 91 of which under operational leases and 35 under financing leases. It also has purchase options on 29 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2010	2011	2012	2013	2014
B737-700 NG	40	40	40	40	40
B737-800 NG*	71	75	79	81	85
Total	111	115	119	121	125
* includes SFP (Short Field Performance) aircraft
Aircraft Payments Forecast (R$MM)	2010	2011	2012	2013	>2013
Pre-Delivery Deposits	113,208	204,804	415,430	439,211	388,024
Aircraft Acquisition Commitments*	658,391	988,999	426,851	2,325,176	6,383,991
Total	771,599	1,193,803	842,281	2,764,387	6,772,015

* List prices

Summary: 2010 Guidance

GOL is maintaining its guidance for 2010, as summarized in the table below:

2010 Guidance	Low	High
Brazilian GDP Growth	5.0%	6.0%
Domestic Demand Growth (%RPKs)	12.5%	18.0%
Supply and Demand Growth in relation to GDP	2.5x	3.0x
Passengers Transported (MM)	31.5	36.5
GOL Capacity (ASKs billion)	45.0	47.2
Fleet (end of period)	111	111
Yield (R$ cents)	19.50	21.00
GOL Demand (RPKs billion)	31.5	33.0
Departures (000)	290	300
CASK Ex-fuel (R$ cents)	8.9	8.5
Fuel Liters Consumed (billion)	1.45	1.47
Fuel Price (R$/liter)	1.70	1.58
Average WTI (US$/barrel)	82	77
Average Exchange Rate (R$/US$)	1.85	1.72
Operating Margin (EBIT)	10%	13%

Contact

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 11 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice

Investor Relations
Leonardo Pereira – CFO and IR Director
Rodrigo Alves – Head of IR
Raquel Kim –Investor Relations
Mario Liao – Investor Relations
Tel.: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
M. Smith and N. Dean
Phone: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

Balance Sheet (R$`000) IFRS	1Q10	4Q09
Assets	8,566,906	8,720,120
Current Assets	2,213,012	2,403,204
Cash and cash equivalents	1,439,077	1,382,408
Financial assets	37,802	40,44
Restricted cash	19,211	18,820
Trade and other receivables	317,979	519,308
Inventories of parts and suplies	153,516	137,959
Recoverable income taxes	85,239	86,125
Maintenance Deposits	7,307	50,429
Prepaid expenses	114,296	124,728
Other current assets	38,585	42,983
Non-Current Assets	4,556,356	4,557,498
Property and equipment, net	3,325,821	3,325,713
Intangible Assets	1,230,535	1,231,785
Other Non-Current Assets	1,797,538	1,759,418
Prepaid expenses	61,230	63,573
Deposits	836,647	805,140
Recoverable and deferred income taxes	852,717	866,136
Restricted cash	32,515	7,264
Other non-current assets	14,429	17,304
Liabilities and Shareholders` Equity	8,566,906	8,720,120
Current Liabilities	2,140,136	2,439,258
Short-term borrowings	563,502	591,695
Accounts payable	335,781	362,382
Salaries, wages and benefits	241,506	233,162
Current income taxes payables	40,587	57,277
Sales tax and landing fees	73,034	76,331
Advance ticket sales	383,936	561,347
Provisions	41,632	66,259
Smiles deferred revenue	78,045	92,541
Customers advance	101,967	126,059
Dividends payable	186,416	186,416
Other current assets	93,730	85,789
Non-Current Liabilities	3,788,808	3,670,876
Long-term debt	2,672,585	2,542,167
Smiles deferred revenue	227,631	221,414
Customers advance	52,610	64,087
Deferred income taxes	555,593	562,303
Provision	83,954	76,834
Current income taxes payables	83,649	88,642
Other non-current liabilities	112,786	115,429
Shareholder's Equity	2,637,962	2,609,986
Issued share capital	2,062,735	2,062,272
Capital reserves	60,263	60,263
Treasury shares	(11,887)	(11,887)
Other Reserves	788	818
Retained earnings	526,063	498,520

Income Statements (R$’000) IFRS	1T10	1Q09	% Chg.	4Q09	% Chg.	2009	2008	% Var.
Net operating revenues	1,729,817	1,517,036	14.0%	1,617,649	6.9%	6,025,382	6,406,193	-5.9%
Passenger	1,567,882	1,386,436	13.1%	1,405,130	11.6%	5,306,530	5,890,104	-9.9%
Cargo and Other	161,935	130,600	24.0%	212,519	-23.8%	718,852	516,089	39.3%
Operating Costs and Expenses	(1,538,397)	(1,411,945)	9.0%	(1,498,484)	2.7%	(5,612,090)	(6,494,841)	-13.6%
Salaries, wages and benefits	(284,440)	(246,430)	15.4%	(299,788)	-5.1%	(1,100,953)	(983,783)	11.9%
Aircraft fuel	(550,987)	(446,064)	23.5%	(451,872)	21.9%	(1,813,104)	(2,630,834)	-31.1%
Aircraft rent	(149,814)	(217,485)	-31.1%	(144,444)	3.7%	(650,683)	(645,089)	0.9%
Aircraft insurance	(13,278)	(18,184)	-27.0%	(11,811)	12.4%	(56,324)	(42,813)	31.6%
Sales and marketing	(82,146)	(82,077)	0.1%	(94,079)	-12.7%	(364,551)	(588,735)	-38.1%
Landing fees	(78,106)	(80,676)	-3.2%	(74,613)	4.7%	(312,637)	(338,370)	-7.6%
Aircraft and traffic servicing	(99,102)	(86,383)	14.7%	(103,322)	-4.1%	(381,721)	(422,177)	-9.6%
Maintenance materials and repairs	(136,997)	(123,609)	10.8%	(148,294)	-7.6%	(417,212)	(388,030)	7.5%
Depreciation	(63,760)	(36,697)	73.7%	(26,446)	141.1%	(142,853)	(125,127)	14.2%
Other	(79,767)	(74,340)	7.3%	(143,815)	-44.5%	(372,052)	(329,883)	12.8%
Operating Result (EBIT)	191,420	105,091	82.1%	119,165	60.6%	413,292	(88,648)	-566.2%
EBIT Margin	11.1%	6.9%	+4.1pp	7.4%	+3.7pp	6.9%	-1.4%	+8.2pp
Other Income (expense)	(133,740)	(12,863)	939.7%	(72,718)	83.9%	342,844	(1,106,394)	-131.0%
Interest expense	(79,279)	(79,975)	-0.9%	(74,696)	6.1%	(288,112)	(269,278)	7.0%
Capitalized Interest	2,577	1,413	82.4%	1,662	55.1%	6,860	27,179	-74.8%
Exchange variation gain (loss)	(58,992)	86,077	-168.5%	12,733	-563.3%	710,725	(757,526)	-193.8%
Interest Revenue	22,400	2,816	695.6%	21,641	3.5%	35,938	50,797	7.1%
Other expenses, net	(20,447)	(23,194)	-11.8%	(34,058)	-40.0%	(122,567)	(157,566)	-10.5%
Income (loss) before income taxes	57,680	92,228	-37.5%	46,447	24.2%	756,136	(1,195,042)	-163.3%
Income taxes (expense) benefit	(33,758)	(30,794)	9.6%	351,377	-109.6%	134,696	(44,305)	-404.0%
Net income (loss)	23,922	61,434	-61.1%	397,824	-94.0%	890,832	(1,239,347)	-171.9%
Net Margin	1.4%	4.0%	-2.7pp	24.6%	-23.2pp	14.8%	-19.3%	+34.1pp
EBITDA	255,180	141,788	80.0%	145,611	75.2%	556,145	36,479	1.424.6%
EBITDA Margin	14.8%	9.3%	+5.4pp	9.0%	+5.8pp	9.2%	0.6%	+8.7pp
EBITDAR	404,994	359,273	12.7%	290,055	39.6%	1,206,828	681,568	77.1%
EBITDAR Margin	23.4%	23.7%	-0.3pp	17.9%	+5.5pp	20.0%	10.6%	+9.4pp

Cash Flow Statements (R$`000) IFRS	1Q10	1Q09
Cash flows from operating activities
Net income for the period	23,922	61,434
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,760	36,697
Allowance for doubtful accounts	2,805	6,139
Litigation	6,971	425
Onerous contracts	237	-
Other Provisions	(4,444)	-
Deferred income taxes	1,318	28,037
Share-based payments	3,621	1,444
Net foreign exchange fluctuations and interests	65,511	(82,570)
Interest on loans	67,154	-
Non realized hedge profits changes, net	293	(12,334)
Smiles deferred revenues	(8,279)	(11,538)
Return of aircraft provision	5,957	(4,705)
Changes in operating assets and liabilities:
Trade and other receivables	198,525	12,163
Changes in inventories	(15,557)	18,649
Deposits	11,615	(21,205)
Other assets	7,272	40,952
Prepaid expenses, recoverable taxes and other credits	12,775	2,036
Suppliers	(26,601)	(51,742)
Advance ticket sales	(177,411)	(150,524)
Advances from customers	(35,569)	-
Salaries, wages and benefits	8,344	(6,827)
Tax obligations	17,337	52,686
Insurance provision	(26,227)	(83,877)
Sales tax and landing fees	(3,297)	(24,742)
Hedge operations to appropriate	3,371	-
Other liabilities	1,324	(76,651)
Cash provided by operating activities	204,727	(266,753)
Interest paid	(27,518)	-
Income tax paid	(32,440)	(2,757)
Net cash provided by (used in) operating activities	144,769	(269,510)

Cash flows from investing activities
Short term investments	2,320	130,014
Investments in restricted cash, net	(25,641)	162,851
Payment for property, plant and equipment	(145,792)	(134,877)
Payment for intangible assets	(1,752)	2,437
Net cash provided by (used in) investing activities	(170,865)	160,425

Cash flows from financing activities
Loans and Financings
Raises	215,886	60,106
Payments	(71,298)	(50,804)
Financial leases payment	(54,324)	-
Capital increase	463	100,084
Net cash provided by financing activities	90,727	109,386

Effects of exchange rate changes on the balance of cash held in foreign currencies	(7,962)	(3,509)

Net increase (decrease) in cash and cash equivalents	56,669	(3,208)
Cash and cash equivalents at the beginning of the period	1,382,408	169,330
Cash and cash equivalents at the end of the period	1,439,077	166,122

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight. Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum performance the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:May 06, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.